October 14, 2005

Mail Stop 4561

Noah J. Hanft, Esq.
General Counsel
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

Re:	MasterCard Incorporated
      Form S-1 filed September 15, 2005
      Registration No. 333-128337

Dear Mr. Hanft:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

2. We note in various places that you cite supporting third party sources for your disclosure. For example, we refer to the Nilson report referenced on page 54. Please provide us with copies of all supporting materials cited in your registration statement. Please highlight or otherwise indicate the portions of those materials that support your disclosure. Finally, please tell us whether each of these reports or sources was publicly available or whether it was commissioned by you. If such sources are not publicly available, please revise to file appropriate consents as required by Rule 436 of
Regulation C.

3. We note your disclosure on page 132 that you anticipate that you will undertake a directed share program. Please tell us the mechanics of how and when these shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when you and the underwriters have notified or will notify the directed share investors, including the types of communications used or to be used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? In addition, if any of the recipients of the shares or their associates, employees or affiliates are broker-dealers registered with the NASD, please tell us how you will comply with the NASD`s rules relating to
"hot" IPOs, if applicable. Please also provide us with copies of all materials to be used in connection with the directed share program.

4. We note that a prospectus may be made available on the websites maintained by one or more of the underwriters or selling group members, and that the underwriters may distribute the prospectus electronically.

* Please identify any representatives and any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional representatives or members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those representatives or members and provide us with a description of their procedures.

* Briefly describe any electronic distribution in the filing.
* Please disclose whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the party and the website, describe the material terms of your agreement and provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
* Please tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If not, tell us when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

5. Please supply the disclosure required by Item 506 of Regulation
S-
K related to dilution or tell us why you do not think it is applicable.

6. We note that you intend to use the proceeds of this offering to repurchase shares of Class B common stock from then current holders.
Please tell us when you intend to commence such repurchases and, if you intend to do so prior to the closing of this offering, tell us how you intend to comply with Rule 102 of Regulation M with respect to the repurchases. In addition, please tell us how you intend to comply with the requirements of Rule 13e-4 of the Securities Exchange
Act of 1934.

7. We note your reference to class A members of MasterCard
International in the second paragraph on page 93 and in the first paragraph on page 121. Please expand your disclosure within the body of the prospectus to explain class A membership and its relevance to this offering, if any.

8. We note your statement on page 1 that, using your transaction processing services, your "customers facilitate payment transactions between cardholders and merchants throughout the world."  On page
93
you refer to one of the regions you cover as the "Asia/Pacific-
Middle
East/Africa region." On page 14 you state that the payment industry is subject to "increasing global regulatory focus" and that you are subject to regulations that affect the payment industry "in many countries in which [your] cards are used." In Exhibit 21.1, you identify subsidiaries named MasterCard International Korea Ltd., incorporated in "Korea," and MasterCard Korea Ltd., incorporated in
Delaware.

In light of the fact that Syria, Iran, Sudan, North Korea, Cuba and
Libya have been identified by the U.S. State Department as state sponsors of terrorism; Syria, Iran, Sudan, North Korea and Cuba are subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control; and Libya was subject to similar OFAC-administered sanctions until September 21, 2004, please describe for us your operations and/or contacts, if any, in each of these countries, including any revenue derived from the operations and/or contacts of licensees, subsidiaries, or other affiliated entities in these countries; the materiality to you of your operations and/or contacts, if any, in each country; and your view as to whether those operations, if any, individually or in the aggregate, constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism. Furthermore, California, Illinois, New Jersey and Oregon have adopted legislation requiring divestment from, or reporting of interests in, or otherwise regarding, companies that do business with Sudan, and similar legislation has been proposed by several other U.S. states.

Prospectus Cover Page

9. We note your cover page disclosure that you intend to list your Class A shares on the New York Stock Exchange under the symbol "MA."
Further, we note in this regard your disclosure in the final carry-
over paragraph on page 22 that you intend to apply for a listing on
the NYSE.   Please confirm that you have applied for listing on
the
NYSE.  See the introductory note to Item 202 of Regulation S-K.
10. Please highlight your cross reference to the risk factors section by prominent type or some other manner. Refer to Item 501(b)(3) of
Regulation S-K.

11. Please revise to disclose the restrictions on ownership of the Class A common stock.

Prospectus Summary, page 1

12. Please include a brief description of the role of each party in the "four-party" payment card system, including an explanation of how you derive revenues from each party. In this connection, please remove the definitions of customers, issuers and acquirers from the italicized paragraph appearing in the summary and incorporate them into your description of these parties.

MasterCard, page 1

13. We note your disclosure regarding the compound annual growth rate of the dollar volume of card sales for the 3-year period ending in 2004. Please revise to avoid the use of a compound rate, since it does not provide a clear picture of the experience of card sales over that time period.

14. The disclosure of limited operating data such as revenue, operating income and net income for 2004 and 2005 is more appropriately disclosed in the summary consolidated financial data on page 9 where it can be seen in a more balanced context. Please revise to remove this disclosure from the final carry-over paragraph on page 1.

Competitive Strengths, page 2

15. Please balance your summary discussion of competitive strengths by moving your summary discussion of risk factors so that it directly follows the discussion of your strengths.

16. Please revise your disclosure in the bullet point discussing
"Long-Standing Customer Relationships," on page 3 to explain the nature of the "value-added services" to which you refer.

17. Please revise your disclosure in the bullet point discussing
"Worldwide Acceptance," on page 3 to disclose the identity of the "other sources" on which you are basing your information regarding acceptance.

18. Please revise your disclosure in the bullet point discussing
"Global Branded Processing Platform," on page 3 to explain the nature of the "additional services" to which you refer.

19. Please expand your disclosure in the bullet point discussing
"Global Reach of Business" on page 3 to explain what your "integrated management structure" is.

Risks Related to our Business, Industry and Strategy, page 4

20. Please revise to include a brief discussion of the most material risks in the same format as you have presented competitive strengths.
In this connection, please include a discussion of the risks regarding the following:

* S&P credit watch with negative implications
* 51% voting power to be held by existing stockholders and The MasterCard Foundation
* Recordation of significant net loss for the first quarter of
2006
* Required sales of Class A stock by 2007
* Use of proceeds to redeem shares rather than invest in your business
* Impact of reduction of members` ownership and control on revenues or transaction volumes from members

Please note that the current cross-reference to the risk factors section is not sufficient to balance the existing disclosure in the summary.

21. Please expand your discussion in the first sentence under this heading to explain the nature of the risk, especially in light of your disclosure that you do not earn revenues in connection with interchange fees. Further, please revise to briefly explain why interchange fees and the operation of four-party payment systems are the subject of greater regulatory scrutiny.

Risk Factors, page 11

22. Please tell us what consideration you have given to including a risk factor discussing the impact on your revenues in any given period if your customers` revenues end up being lower than those used to report revenues in the prior period, as discussed in the chart at the bottom of page 47.

23. Please include a separate risk factor discussing all of the limitations, restrictions or penalties placed upon your business as a result of litigation settlements. We note in this regard, the ability of your customers to terminate agreements with you without penalty in connection with the antitrust litigation described in the penultimate paragraph on page 16, and the right of merchants to reject your debit cards as a result of the U.S. merchant suit described in the first paragraph on page 17.

Interchange fees are subject to increasingly intense legal and regulatory scrutiny worldwide, which may have a material adverse impact on our revenue, our prospects for future growth and our overall business, page 11

24. Please disclose who pays and who receives interchange fees.

25. If possible please quantify the amount of revenue generated by your merchants through EU cross-border MIF in the first bullet point.

26. Please quantify the amount of your revenue represented by UK
MIF
in the second bullet point. In addition, please describe, if possible, the differences between the decision recently issued by the
OFT and the new investigation OFT says it will commence.

If we are found liable in any of the cases brought by American
Express or Discover, we may be forced to pay damages, page 12

27. Please quantify the damages sought by American Express and Discover.

If we are ultimately unsuccessful in any of our various lawsuits relating to our currency conversion practices, or if competing dynamic currency conversion services reduce the volume of foreign currency transactions we process, our business may be materially and adversely affected, page 12

28. Please revise to provide separate risk factor disclosure for the risk identified in the last paragraph of this risk factor.

29. Please quantify the damages sought in connection with the lawsuits relating to your currency conversion practices.

30. Please revise to quantify the total amount of reserves established with respect to this litigation.

If we are found liable in any of the other litigations that have been
brought against us or in any other litigation to which we may be subject in the future, we may be forced to pay damages and/or change our business practices or pricing structure, any of which could have
a material adverse effect on our revenue and profitability, page
13

31. Please briefly describe your "Honor All Cards" rule and explain the basis of the claims related to that rule.

32. Please briefly describe chargeback transactions and explain the basis of the claims related to those types of transactions.

33. Please revise to disclose the amount of the settlement agreement entered into in June 2003.

34. Please quantify the damages sought in connection with the lawsuits relating to your consumer class actions and the lawsuits relating to your chargeback transactions.

We face increasingly intense competitive pressure on the prices we charge our customers, which may materially and adversely affect our revenue and profitability, page 15

35. Please remove the sixth sentence of the first paragraph under this heading as it tends to mitigate the risk presented.

As a guarantor of certain obligations of principal members and affiliate debit licensees, we are exposed to risk of loss or illiquidity if any of our members default on their MasterCard, Cirrus or Maestro settlement obligations, page 20

36. Please describe briefly what amounts are considered in calculating your "aggregate gross legal settlement exposure," and explain whether that amount relates to a particular day or an average over a certain period.

Upon completion of this offering, we will no longer have the right to impose special assessments upon the members of MasterCard
International, which could leave us exposed to significant losses that could materially and adversely affect our results of operations, cash flow and financial condition or could lead to a downgrading of our ratings by rating agencies, page 20

37. We note your reference in the penultimate sentence that following the announcement of this offering, Standard & Poor`s Ratings Services placed you on credit watch with negative implications. Please revise to include separate risk factor disclosure with respect to this risk.

38. Please revise to disclose the amounts that have historically been assessed in connection with settlements or judgments.

If our transaction processing systems are disrupted or we are unable to process transactions efficiently or at all, our revenue or profitability would be materially reduced, page 20

39. Please disclose whether a disruption of the sort described under this risk factor heading has ever occurred.

Account data breaches involving card data stored by us or third parties could adversely affect our reputation and revenue, page 21

40. Please quantify the claimed damages in the lawsuit described under this risk factor heading.

We expect to record a significant net loss for the first quarter of
2006 as a result of the donation of shares of our Class A common stock and cash to the MasterCard Foundation, page 22

41. We note that the value of the shares of Class A common stock you donate will be determined based on the initial public offering price per share of Class A common stock in this offering less a marketability discount. Briefly explain to us the method you intend to use to quantify the discount percentage including whether you will use an unrelated valuation specialist.

Future sales of our shares of Class A common stock could depress the market price of our Class A common stock, page 23

42. We note your statement that in the event that the underwriters do not exercise their overallotment option, your certificate of incorporation will require you, prior to your 2007 annual meeting, to issue additional shares of Class A common stock in a public offering and to use the proceeds from such offering to redeem additional shares of Class B common stock. Please revise to quantify the number of additional shares that you will be required to issue.

A substantial portion of our voting power will be held by The
MasterCard Foundation, which will be restricted from selling shares for an extended period of time, page 25

43. Please identify why the facts stated in the heading create a risk. In addition, please identify the natural persons who will control The MasterCard Foundation.

44. We note the last sentence that states that "The MasterCard Foundation may not have the same incentive to approve a corporate action that may be favorable for the other public stockholders, or their interests may otherwise conflict with yours." Please revise to describe how The MasterCard Foundation`s interests may conflict with those of the Class A stockholders.

Forward-Looking Statements, page 27

45. We note your statement in the penultimate sentence on page 27 that the risk factors should not be construed as exhaustive.
Please
revise your disclosure as necessary to reflect your obligation to disclose all known material risks.

46. Section 27A of the Securities Act of 1933 and Section 21E of the
Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please revise to eliminate the implication that the safe harbors provided by Section
27A of the Securities Act and Section 21E of the Exchange Act are applicable to your offering.

Use of Proceeds, page 28

47. Please expand your discussion under this heading to provide more detailed disclosure about the specific purposes for which you intend to use the $650 million in proceeds you currently have designated for increasing your capital and for general corporate purposes.

Dividend Policy, page 28

48. We note that you intend to establish a quarterly dividend. When you have established the amount of the anticipated dividend, please provide us with a comparison of your proposed dividend per share to historical cash available for the dividend for the quarterly periods ended September 30, 2004, December 31, 2004, March 31, 2005, and June
30, 2005. If cash flows from operating activities for the historical periods would have been insufficient to cover your proposed dividend, identify the alternative sources of cash available to you to fund the proposed dividend or otherwise provide us with basis for your belief that you will be able to pay such dividend. In this connection, please address the impact of the requirement that you fund an $800 million settlement through 2012 on your ability to fund the projected dividend and the impact of your projected 2006 net loss on your ability to pay the dividend. See Item 10(b)(1) of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 31

49. Rather than referring to yourself as a "payment solutions company" please provide a brief introductory description of the products or services you provide in order to generate your revenues.
While we note the more extensive discussion of your business model set forth in the business section, a brief description of your products and services here will help an investor understand the discussion of your results that follows.

Overview, page 31

50. Please disclose the change in your operating expenses in 2004 if the effect of the merchant litigation is included, in the fourth sentence under this heading.

51. Please include in your overview a brief discussion of any acquisitions which you completed within the 3 year period covered by your comparative analysis.  We note in this regard a reference to
2
consulting firms you acquired in 2004 in the final paragraph on page
36 and various references to your acquisition of MasterCard
Europe.

52. Please expand your discussion in the final sentence of the third paragraph under this heading to explain in more detail the pricing changes that led to revenue growth in 2005. In addition, to the extent practicable, please quantify the percentage of the growth that was attributable to these changes.

53. Please explain, in the final carry-over paragraph at the bottom of page 31, how you plan to expand your role in targeted geographies, and identify the geographies and higher-growth segments of the global payments industry.

Donation of Shares of Class A Common Stock and Cash to The
MasterCard
Foundation, page 32

54. We note your belief that the donation to The MasterCard Foundation "will underscore our commitment to the societies in which we operate and create a sizable stockholder with a vested interest in our stability." Please provide additional details about The MasterCard Foundation to support these beliefs, such as identifying the mission of The MasterCard Foundation and the nature of the activities in which it will engage. Further, please revise here and throughout to discuss the governing structure of the MasterCard Foundation, including the identity of the natural persons who will control the MasterCard Foundation and how such persons will be selected. Finally, disclose how The MasterCard Foundation intends to use this cash that you intend to donate to it.

Revenues, page 33

55. Please revise to provide more detail about the amount of fees charged including assessment fees, transaction processing fees, and fees for "other payment related-services," identifying the nature of each such service. In this connection, we note your statement on page 34 that you generally earn higher revenues on point-of-sale purchase transactions than on cash access transactions and on domestic credit and offline debit transactions than on comparable online debit transactions. Please revise to explain the nature of each of these transactions and the fee structure that results in higher revenues on certain transactions.

56. Please explain in more detail what is meant by "transaction processing" in the second sentence of the third paragraph under this heading.

57. Please expand your disclosure in first full paragraph on page
34
to explain the nature of the new assessment revenue streams.

Results of Operations for the Six Months Ended June 30, 2005 and
2004, page 34

58. Please revise the bullet points on page 35 to explain briefly each of the services provided for the fees enumerated. In addition, please identify the party who pays these fees.

59. Please provide additional detail in the final paragraph on the bottom of page 37 and in the second paragraph on page 43 to explain the settlement and reassessment of various tax audit matters, and include disclosure about whether you believe this is a one-time occurrence or a possible trend.

Results of Operations for the Years Ended December 31, 2004, 2003 and
2002, page 38

60. We refer to the first bullet point on page 39. Please explain in more detail what the "Switch" brand is and explain how its use increased revenues.

61. We refer to the third bullet point on page 39. Please revise to disclose as you have on page 68 that MasterCard Advisors does not make a significant contribution to your revenues, quantifying such contribution.

62. Refer to the fourth bullet point on page 39. Please explain what each of the services are for which you have provided examples.
For
instance, what type of telecommunications assistance do you provide and to whom?

63. Please expand your discussion in the penultimate bullet point on page 39 to explain what research subscriptions are and indicate whether you anticipate this source of revenue will become a significant percentage of your business.

64. We note your discussion of the increase in assessment revenue you have experienced in 2003 and 2004 in the middle of page 40. Please expand your disclosure to discuss whether you believe that the trend leading to this increase in assessments will continue or is a one time event which is not likely to recur.

65. Please discuss the reasons for moving your co-processing facility from Lake Success, New York to Kansas City, Missouri, in the penultimate bullet point on page 42.


Liquidity, page 44

66. Please revise your discussion of cash provided by operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying items that are apparent from the statement of cash flows does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to SEC Release 33-8350.

67. Please provide disclosure discussing your long term liquidity needs and sources. In particular, please address how you expect to meet your contractual obligations, as disclosed on page 46, in future years.

68. We note your discussion of various credit facilities in footnote
(e) on page 46. Please expand the body of your liquidity discussion to include a description of each of these credit facilities, including amounts outstanding, interest rates, maturities and lending institutions.

69. We note your disclosure that "certain" revenues are recorded based on an estimate of your customers` performance. Please revise to eliminate the use of the term "certain" and to describe such revenues.

Future Obligations, page 46

70. Pursuant to Item 303 of Regulation S-K, revise your tabular disclosure of contractual obligations to present the information as of the latest fiscal year end balance sheet date.

71. Please quantify, in footnote (c) to the table, the amounts payable under the contingent obligations described. Further, tell us the nature of the purchase obligations and performance based agreements.

Critical Accounting Estimates, page 47

Revenue Recognition

72. We note that differences between your estimates and your customers` actual performance are adjusted in the period the customer reports. Please tell us and disclose the amount of revenues recognized under this method for each period presented. Tell us and disclose how your estimates have differed from the actual performance reported and the impact of such differences on the results of operations for each period presented. Is there a minimum fee present in your customer agreements? If so, when minimum monthly fees are not achieved in a period explain why you believe the earnings process is complete. Please tell us your basis in GAAP for your accounting treatment.


Business, page 55

73. Please disclose your website. Refer to Item 101(e)(3) of Regulation S-K.

74. In the fifth paragraph on page 57, please explain what
MasterCard
Advisors does.

75. Please expand your disclosure in the first paragraph after the bullet points on page 59 to explain how your new governance structure will provide a "more stable base" for your customers.

76. Please explain what you mean when you say that you "switch" branded payment card transactions among your customers, in the penultimate paragraph on page 59. In addition, in the same paragraph, explain what a "value-added solution" is, that you provide to your key customers.

77. Refer to the GDV chart and the Processed Transactions chart on page 60. Please revise to clarify the significance of these charts to your revenues.

78. Please explain, in the final full paragraph on page 69, how making certain of your rules available to merchants improves your relationship with them.

79. So that investors may more fully understand your member credit risk, please expand your discussion in the third paragraph on page 71 to quantify the amount of collateral you have required merchants to post in support of your currently outstanding gross legal settlement exposure. In addition, please disclose whether you have ever terminated a relationship with a member due to credit exposure.

80. Please clarify the nature of the "dynamic currency conversion" services provided by your competitors in the final full paragraph on page 74 and explain how your currency conversion system differs from these services provided by your competitors.

Legal Proceedings, page 77

81. Please specify the impact to your business if the District
Court
finds in Visa`s favor with respect to your motion described in the fourth full paragraph on age 78.

82. Please revise your discussion in the final carry-over paragraph on page 78 and the paragraph on page 79 to clearly indicate which Discover and American Express claims are still being considered by the court and explain in more detail the statutory provisions upon which the claims are based, including an explanation of what MasterCard behavior is implicated by such claims.


Management, page 87

83. Please ensure that the description of each director and officer includes the prior 5 years` job experience, including the dates for each job. We note, for example, that the description of Mr. Selander`s experience does not specify when he became CEO and President, and the descriptions for Messrs. Dunbar and Heuer do not indicate how long they have been employed in their current positions at MasterCard.

Our Board of Directors After the Offering, page 92

84. Please describe the manner in which and the timeline over which you expect the board to transition to its new structure.

European Board, page 94

85. We note your statement in the final sentence of the first paragraph under this heading that the new members of your European board must meet the new director eligibility requirements set forth in your bylaws. Please clarify whether these are the independence requirements specified on page 92, or some other requirements.

Employment Agreements and Change in Control Agreements, page 95

86. Please explain what you mean in the second bullet point on page
96 when you say that Mr. Selander`s severance pay is "subject to recalculation."

87. Please define the acronym "SERP" in the fourth bullet point on page 96.

88. Please provide additional details in the final paragraph under this heading about the terms of the anticipated change in control agreements.

Summary Compensation Table, page 98

89. We do not understand the meaning of footnote (2) to this table.
Footnote (2) appears to suggest that the amounts paid are 100% of the payments for the 2000-2004 performance period under the Executive Incentive Plan, but it is not clear why you have separated them into
20% and 80%.  Please revise or advise.

Retirement Benefits, page 100

90. Please specify what the amount of the Supplemental Retirement
Benefit is in the first paragraph on page 101.

91. Please explain in more detail what "the hypothetical prior employer plan benefit" is in the second paragraph on page 101.

92. Please clarify, in the final full paragraph on page 106, whether the portions of the EIP and SEIP awards that are not eligible for conversion to RSUs have already been paid in cash or will be paid at some future date. We note in particular that it appears that part of the 80% portion for the 2004-2006 performance period may not yet have been paid.

Related Party Transactions, page 110

93. Please quantify the percentage of your business represented by each of the related parties you have identified in this section.

94. Please include the amount of remuneration from the registrant or its subsidiaries to the persons identified in this section.

Description of Capital Stock, page 112

95. Please revise the final paragraph on page 116 to state, if true, that you have received an opinion of counsel that the shares will be fully paid and nonassessable when issued. Please identify counsel in the disclosure.

96. Please include a description of your disclosure in the last paragraph on page F-72 regarding the minimum percentage ownership of common stock that members must maintain after July 1, 2005.

97. Refer to your discussion in the third paragraph on page 116 regarding the right of your members to acquire shares of Class A common stock that would result in the holders of Class B common stock holding 41% of the total outstanding shares of Class A and Class B common stock. Please describe the mechanics of how you will periodically determine the percentage holdings of your members and describe the types of transactions pursuant to which your members will acquire additional shares, such as open market purchases or new issuances.

Principal Stockholders, page 122

98. Please identify the natural persons who control EURO
Kartensysteme GmbH and Europay France S.A.S.


Underwriting, page 129

99. Please identify the "certain other persons" who are parties to the 180-day lock up agreement described in the final 2 paragraphs at the bottom of page 129 and disclose how many outstanding shares, if any, will be subject to the lock up.

100. Please describe in more detail the financial advisory and investment banking services provided by various selling group members, and identify the members providing the services.

Independent Registered Public Accounting Firm, page 133

101. If you choose to retain disclosure regarding management`s conclusions about the effectiveness of internal control over financial reporting, please revise your disclosure in the second paragraph on page 133 to remove the statement that you relied upon the report of PricewaterhouseCoopers LLP in making your conclusions.
Management is required to make its own assessment as to the effectiveness of internal controls and may not rely exclusively on the efforts of or information provided by its audit firm to draw such conclusions.

Consolidated Financial Statements

Consolidated Balance Sheets, pages F-5 and F-51

102. Please revise your balance sheet presentation of deferred tax assets and liabilities to comply with paragraph 42 of SFAS 109 or advise us.

Consolidated Statements of Operations, pages F-6 and F-52

103. Revise to present pro forma income (loss) per share information for the latest fiscal year and interim period presented to give effect to all shares to be issued to your existing stockholders prior to the offering, similar to a stock split. In addition, disclose this information in your selected financial data.

Note 1 - Summary of Significant Accounting Policies, page F-10

Intangible Assets, page F-12

104. We note that intangible assets with indefinite lives, customer relationships, are tested for impairment at least annually and no impairment charges were recorded in 2004, 2003 or 2002. In light of the risk factor discussed on the bottom of page 16, please tell us how you considered paragraph 11 of SFAS 142 in your conclusion that the useful life of your customer relationships continues to remain indefinite and what consideration you gave to a useful life that ends on October 15, 2006. Please quantify the penalty referred to on page
16 upon termination. Also, please explain how you test for impairment of customer relationships. Include an explanation of whether you aggregate customer agreements or analyze each agreement separately in your response. Finally, tell us whether any customers have terminated recently and how those terminations have impacted the carrying amount of the intangible assets.

Litigation Accrual, page F-12

105. We note that MasterCard does not believe that any legal or regulatory proceedings to which it is a party would have a material adverse impact on its business or prospects. The meaning of the term
"business or prospects" is unclear. In light of your risk factors on pages 12 and 13, please revise your disclosure to specifically address your assessment of materiality and the anticipated impact on your results of operations and financial position.

Note 9 - Pension, Savings Plan and Other Benefits, page F-20

106. Related to your EIP, please advise us how you determine the liability at each balance sheet date. In your response, please clarify whether compensation expense is recognized ratably over the performance period or only once performance goals have been met. If compensation expense is recognized over the performance period, please advise how the amount of expense is determined relative to the number of units awarded. Finally, if the RSU Conversion will have a material impact on your results of operations or liquidity (as it relates to the dividend equivalent rights) in future periods, please consider disclosing that impact in MD&A.

Notes 16 and 10 - Legal Proceedings, pages F-32 and F-60, respectively

107. We note that while it is not possible to determine the ultimate outcome of your various legal proceedings, you do not believe that any legal or regulatory proceedings to which you are a party would have a material adverse impact on your business and prospects and no provision for losses has been provided in connection with them.
If
it is reasonably possible that the Company could incur a material loss, please quantify the estimate of the possible loss or range of loss, or disclose that an estimate cannot be made, pursuant to paragraph 10 of SFAS 5.

Note 15 - Subsequent Event (Not covered by the review report of the
Independent Registered Public Accounting Firm), page F-74

108. It is unclear from your disclosures on pages 79-81 what "current developments" have occurred to result in an increase in your reserve in September 2005. Please revise your disclosure to clarify the reasons for the timing of this change in estimate. Also, please disclose the per share impact that this change would have had to the historical statements of operations.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

109. Please provide us with additional facts about your issuance of
348 shares of class A common stock in July of 2005 tending to support your claimed exemption from registration under Section 4(2) of the Securities Act of 1933.

Exhibits

110. Please file all material agreements required to be filed under
Item 601 of Regulation S-K, including a copy of your agreement with
eFunds Corporation referenced in the second full paragraph on page
66
and your customer agreements with Bank of America and MBNA.

111. Please file your legal opinion with your next amendment or provide us with a form of opinion so that we may have sufficient time to review it.


*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow at (202) 551-3428 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.  Please contact Amanda McManus, Attorney-Advisor, at
(202)
551-3412, or me at (202) 551-3495 with any other questions.



Sincerely,



Elaine Wolff
Branch Chief



cc:	Vincent Pagano, Jr., Esq. (via facsimile)
	Joshua Ford Bonnie, Esq. (via facsimile)
	Simpson Thacher & Bartlett LLP
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Noah J. Hanft, Esq.
MasterCard Incorporated
October 14, 2005
Page 19